Snow Lake Expands its Clean Energy Portfolio of Mineral Projects with Acquisition of the

Black Lake Uranium Project in the Athabasca Basin, Saskatchewan

Highlights

  Snow Lake's transition to a clean energy materials company continues with the acquisition of the Black Lake Uranium Project, located in the Athabasca Basin, Saskatchewan
  Saskatchewan was the second-largest global producer of uranium in 2022 and accounted for 15% of the world's primary uranium production1
  Saskatchewan also hosts the world's largest, highest grade uranium deposits, and is the source of almost a quarter of the world's uranium supply for electrical generation2
  The Black Lake Uranium Project consists of four separate projects, being Higginson Lake, Charlebois Lake, Fisher Hayes and Spreckley Lake, each of which hosts know uranium mineralization
  Historic work programs in the 1950's and 1970's confirmed the presence of uranium mineralization and non-SK-1300 compliant resources on all four projects
  The Black Lake Uranium Project covers a total of 18,908 hectares and is situated to the northeast of Black Lake
  Historic trench sampling results from the 1950's indicate up to 1.57% U3O8

Manitoba, Canada, April 25, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake" or the "Company") is pleased to announce that it has entered into a binding letter of intent with the shareholders of a private Australian company to acquire a 100% interest in the Black Lake Uranium Project, located in the Athabasca Basin, Saskatchewan (the "Black Lake Uranium Project").

CEO Remarks

"As we continue to expand our portfolio of clean energy and critical mineral projects, we feel that the acquisition of the Black Lake Uranium Project fits nicely with our strategy of acquiring low entry cost projects with historical resources," commented Frank Wheatley, CEO of Snow Lake.  He continued: "With Saskatchewan being a global leader in uranium production, together with having the highest-grade global uranium deposits, we feel the Black Lake Uranium Project gives us an excellent, prospective exploration project in a premier uranium mining district."

1 World Nuclear Association (WNA) data.

2 Government of Saskatchewan

Black Lake Uranium Project

Overview

The Black Lake Uranium Project is located in the northeastern Athabasca Basin, Saskatchewan, 55 kilometers to the northeast of the town of Stoney Rapids, Saskatchewan.  Uranium mineralization was discovered in 1950 and exploration was conducted intermittently by a number of companies during the 1950's and 1970's.  The Black Lake Uranium Project is considered to be an exploration stage project with historical, non-modern mining code compliant uranium resources, that would benefit from modern exploration techniques and technology for uranium exploration.

The Black Lake Uranium Project consists of 20 mining claims covering 18,908 hectares and is divided into the following four projects, Higginson Lake, Charlebois Lake, Fisher Hayes and Spreckley Lake, all as more particularly described in Figure 1 and Schedule A.

Figure 1 - Black Lake Uranium Project

Geological Setting- Black Lake Uranium Project

In the Black Lake Uranium Project, uranium mineralization occurs in the local geology consisting of a series of pegmatitic and migmatitic rocks, conformably intermixed with metasedimentary units overlying a granitic gneiss basement. These pegmatitic and migmatitic rocks are found to be localIy mineralized with uranium-bearing minerals.

The bedrock in the Black Lake area is composed of an ancient precambrian sedimentary assemblage now folded and fractured and highly metamorphosed by the later granitic intrusive masses.  The sedimentary assemblage is thoroughly recrystallized, generally pronounced banded and most are strongly gneissoid or schistose.  Pegmatites and related migmatites are closely related and mineralogically similar to the granite, but formed later.  They form as dykes and sills and are spatially related to the granite - granite gneiss contact with the metasediments.  The area is structurally complex.

Black Lake and the surrounding area is known for its uranium and to a lesser extent molybdenum mineralization in pegmatites and migmatite which occurs as lens like, and possibly en-echelon type bodies within dykes and sills.  Radioactivity can be traced continuously along strike over several kilometers.  Radioactive minerals of most of the mineralized pegmatites and migmatites are primary accessory constituents; however, some are sheared, while others are injected via hydrothermal solutions.

Figure 2 - Regional Geology of the Athabasca Basin

Historical Exploration

The Black Lake Uranium Project underwent significant exploration during the 1950's and 1970's by a number of companies.  The historic programs focused on Higginson Lake and Charlebois Lake and confirmed 28 historic uranium showings.  Prior work included a variety of geophysical, geochemical and drilling programs.  A total of 13 SMDI (Saskatchewan Mineral Deposit Index) sites have been recorded on the Higginson Lake Project.  The Charlebois Project has extensive uranium showings and in addition to mapping, surveying, trenching and a number of shallow drill holes completed during the 1950's.

Fisher Hayes and Spreckley Lake were also subject to scintillometer surveys, trenching and diamond drilling during the 1950's.

Proposed Work Program

Given the large amount of historical exploration work undertaken during the 1950's and 1970's on the Black Lake Uranium Project, an initial step will be a compilation and review of all historical exploration data.  Given the significant advances in exploration techniques, technology and equipment since the 1950's, the first phase of our exploration program for 2024 will likely include an airborne survey over the entire project area.  This will be followed by a suite of ground geophysics to refine the results of the airborne survey, as well as to assist in locating high-value drill targets.  A program of diamond drilling will follow the identification of drill targets, with the number and depth of drill holes being dependent on results of the target identification phase.  Based upon successful drilling, the objective of the work program would be to have an initial SK-1300 compliant mineral resource estimate completed prior the end of 2024.

Saskatchewan

Saskatchewan was the second-largest global producer of uranium in 2022 and accounted for 15% of the world's primary uranium production3, was ranked as the 3rd overall jurisdiction for mining investment according to the Fraser Institute's 2022 annual survey4.  Saskatchewan also hosts the world's largest, highest grade uranium deposits, and is the source of almost a quarter of the world's uranium supply for electrical generation.5

Agreement to Acquire A 100% Interest in the Black Lake Uranium Project

Snow Lake and the shareholders (the "Sellers") of Global Uranium Acquisition Corp (Pty) Ltd ("Global"), a private Australian company, have entered into a binding letter of intent (the "LOI"), pursuant to which Snow Lake will acquire 100% of Global.  Doctors Investment Group Ltd. ("Doctors"), a private British Columbia company, is the sole registered and beneficial owner of 100% of the right, title and interest in the mineral claims comprising the Black Lake Uranium Project, all as more particularly described in Schedule A attached hereto.

3 World Nuclear Association (WNA) data.

4 Fraser Institute Annual Survey of Mining Companies 2022

5 Government of Saskatchewan

Global has entered into a mineral property option agreement (the "Option Agreement") with Doctors, pursuant to which Global can earn a 100% interest in the Black Lake Uranium Project.

Snow Lake will purchase Global in consideration of:

a) Initial Cash Payment:  Payment to Global by Snow Lake of the amount of CAD$50,000 in cash, which amount represents the amount paid by Global to Doctors in accordance with Section 3.2 (i) of the Option Agreement, upon execution of the LOI;

b) Initial Issuance of Snow Lake Shares:  Allotting and issuing to the Sellers, an aggregate of 1,000,000 fully paid and non-assessable common shares of Snow Lake (the "Initial Snow Lake Shares"), upon execution of a formal share purchase agreement; and

c) Milestone Payment of Snow Lake Shares:  Allotting and issuing an aggregate of 1,000,000 fully paid and non-assessable common shares of Snow Lake (the "Milestone Snow Lake Shares"), in the event an SK-1300 compliant technical report determines that there is a uranium mineral resource on the Black Lake Uranium Project of a minimum of 10 million pounds U2O8 with a minimum average grade of 500 ppm U2O8 per tonne.

Option Agreement

The Option Agreement provides that Global can earn a 100% interest in the Black Lake Uranium Project as follows:

a) Cash Payments.  Payment by Global to Doctors of the following amounts in cash:

i) CAD$50,000 within 2 days of signing the Option Agreement, which amount has been paid;

ii) CAD$150,000 within 30 days of signing the Option Agreement;

iii) CAD$250,000 on or before the first anniversary of signing the Option Agreement;

iv) CAD$350,000 on or before the second anniversary of signing the Option Agreement;

v) CAD$400,000 on or before the third anniversary of signing the Option Agreement; and

vi) CAD$600,000 on or before the fourth anniversary of signing the Option Agreement; and

b) Exploration Expenditures.  Global incurring the following exploration expenditures on the Black Lake Uranium Project:

i) CAD$500,000 in exploration expenditures on or before the first anniversary of the signing of the Option Agreement;

ii) CAD$500,000 in exploration expenditures on or before the first anniversary of the signing of the Option Agreement; and

iii) CAD$1,000,000 in exploration expenditures on or before the first anniversary of the signing of the Option Agreement.

Global has the right under the Option Agreement to accelerate both cash payments and/or the exploration expenditures prescribed under the Option Agreement.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy development company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two hard rock lithium projects and one uranium project.  The Snow Lake Lithium™ Project is a development project located in the Snow Lake region of Northern Manitoba, the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba, and the Black Lake Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy and electric vehicle transitions.  Learn more at www.snowlakelithium.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information

Frank Wheatley, CEO

+1 (604) 562-1916

Investor Relations

Investors:  ir@snowlakelithium.com

Website:  www.snowlakelithium.com

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Schedule A - Description of Black Lake Mineral Claims

Schedule A - Description of Black Lake Mineral Claims

(con't)

Disposition #	Total Area (ha)	Issuance Date	Review Date	Work Req	Avail Expenditures
MC00018719	696.283	2/12/2024	2-12-2025	$0.00	$0.00
MC00018332	1488.066	1/15/2024	1-15-2025	$0.00	$0.00
MC00018344	1218.168	1/15/2024	1-15-2025	$0.00	$0.00
MC00018337	793.295	1/15/2024	1-15-2025	$0.00	$0.00
MC00018718	499.078	2/12/2024	2-12-2025	$0.00	$0.00
MC00018329	295.686	1/15/2024	1-15-2025	$0.00	$0.00
MC00014430	2312.112	10/19/2020	10-19-2024	$34,681.68	$44,300.64
MC00018342	1626.815	1/15/2024	1-15-2025	$0.00	$0.00
MC00018325	449.971	1/15/2024	1-15-2025	$0.00	$0.00
MC00018320	886.316	1/15/2024	1-15-2025	$0.00	$0.00
MC00016387	1385.582	11/10/2022	11-10-2024	$20,783.73	$0.00
MC00018328	698.368	1/15/2024	1-15-2025	$0.00	$0.00
MC00018333	561.333	1/15/2024	1-15-2025	$0.00	$0.00
MC00018339	331.354	1/15/2024	1-15-2025	$0.00	$0.00
MC00018717	615.142	2/12/2024	2-12-2025	$0.00	$0.00
MC00018327	857.978	1/15/2024	1-15-2025	$0.00	$0.00
MC00018338	990.095	1/15/2024	1-15-2025	$0.00	$0.00
MC00018341	2443.12	1/15/2024	1-15-2025	$0.00	$0.00
MC00018319	97.253	1/15/2024	1-15-2025	$0.00	$0.00
MC00018326	662.707	1/15/2024	1-15-2025	$0.00	$0.00
TOTAL	18908.722